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                             May 11, 2022

       George Norcross, III
       Principal
       Braca Group
       350 Royal Palm Way, Suite 500
       Palm Beach, FL 33480

                                                        Re: REPUBLIC FIRST
BANCORP INC
                                                            PREC14A filed May
2, 2022
                                                            Filed by George E.
Norcross, III et al.
                                                            SEC File No.
0-17007

       Dear Mr. Norcross:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PREC14A filed May 2, 2022

       Reasons for the Solicitation, page 2

   1. Allegations that impugn character or allege improper or illegal conduct violate Rule 14a-9 unless adequately
supported by an appropriate factual foundation. Please provide support for the following
statements in a revised preliminary proxy statement:

                                                        - "We believe Vernon
Hill and his family and associates have engaged in a longstanding and troubling pattern
of self-dealing and unjust enrichment through reported and
                                                        unreported
related-party transactions."

                                                        - "Vernon Hill's
previous related-party activities and other misconduct at banks based in the United Kingdom and
New Jersey has led to inquiry by shareholders and bank
                                                        regulators."
 George Norcross, III
FirstName  LastNameGeorge Norcross, III
Braca Group
Comapany
May        NameBraca Group
     11, 2022
May 11,
Page 2 2022 Page 2
FirstName LastName
2. Clarify what you mean by the reference to Vernon Hill's "acute conflicts of interest" in the fourth paragraph on page 2.
Background of the Solicitation, page 3

3. Expand this section to explain whether you sought the consent of the Driver nominees to include them as participants in this solicitation and on your proxy card. Since you are supporting the Driver nominees in this solicitation and urging shareholders to vote for them, if you did not seek such consent, explain why not.
4. Refer to the first paragraph in this section. Specify what you mean by your "long-term investment in the Company" by including a time frame.
5. We understand that participants in this solicitation have a history of prior involvement in other institutions with Vernon Hill. Given the numerous places throughout this proxy statement where you allege improprieties by Mr. Hill at other institutions, expand here and elsewhere in this disclosure document to fully explain the parties' past history with one another. In particular, where you allege prior improper conduct by Mr. Hill at other institutions, clarify whether participants were also associated with those institutions.
6. Revise to provide further details about the "substantial, long-term investment in the
         Company's stock" representatives of KBW discussed with your financial advisor in
         February 2022, including the specific type of transaction(s) discussed. Similarly, on page
         4, clarify the kind of "second-step transaction that would provide additional liquidity to the Company's shareholders through the acquisition of Common Shares" included in the
         March 11, 2022 proposal.
Special Meeting, page 3

7. Expand this section to provide further details about your attempts to call a special meeting for the purpose of electing three directors to serve until the 2025 annual meeting of shareholders. You state that you have submitted a request to the Secretary of the Company to hold the Special Meeting and that if the Company receives requests from shareholders representing 20% of the shares entitled to vote, it must call the Special Meeting.
         However, it is unclear whether you have met the 20% threshold already, or whether you will solicit consents from other shareholders. If the latter, explain when this solicitation will occur. In addition, if you are supporting the Driver nominees currently and
         (according to the disclosure in the last sentence of this section) may continue to do so, revise to explain the purpose of calling a Special Meeting.
Other Matters to be Considered, page 6

8. To avoid confusion, revise or delete the references to information that appears in the
         Company's proxy statement, which as you know, has not yet been filed. Alternatively, note that it has not been filed yet.
 George Norcross, III
Braca Group
May 11, 2022
Page 3
Additional Participant Information, page 11

9. Provide the disclosure required by Item 5(b) of Schedule 14A as to each participant in this solicitation.
Raymond James Letter Agreement, page 12

10. Clarify the circumstances under which Raymond James would be entitled to a fee ranging from $1,500,000 to $3,000,000 and how the amount of such fee would be set. Given that the participants recently made a proposal to acquire a significant stake in the Company that would involve a liquidity event for shareholders, please be specific.
11. Clarify how the net profits will be calculated for purposes of the fees owed to Raymond
         James if the Group maintains an interest in securities of the Company at the earlier of 12 months after termination of the Letter Agreement or June 30, 2023.
12. Refer to the last sentence in this section on page 13. Expand to explain the following statement there: "The Letter Agreement also provides that fees paid by the Group will be credited against fees that become payable to Raymond James in certain circumstances."
         Your revised disclosure should explain what fees will be credited and in what circumstances.
General

13. Identify the persons who will solicit and describe the methods to be used to do so. See
         Item 4(b) of Schedule 14A.
14.      Include the disclosure required by Item 23 of Schedule 14A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-
3263.



FirstName LastNameGeorge Norcross, III                         Sincerely,
Comapany NameBraca Group
                                                               Division of
Corporation Finance
May 11, 2022 Page 3                                            Office of
Mergers & Acquisitions
FirstName LastName